

July 3, 2014

<u>Via E-mail</u>

Andrew Kahn, Esq.
Davis Cowell & Bowe LLP
595 Market Street, Suite 1400
San Francisco, CA 94105

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed June 26, 2014**
> **File No. 001-31775**

Dear Mr. Kahn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

1. We note that since 2013 you have filed preliminary proxy statements and/or soliciting materials pursuant to Rule 14a-12 but have not continued the process to actually solicit proxies from security holders. Thus, it is unclear whether you intend to solicit proxies. We remind you of question D.3 in the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations, available on our website. Please advise.

2. Please consider including page numbers to your proxy statement.

3. Please provide the disclosure required by Items 2 and 6(a)-(b) of Schedule 14A.

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to

the staff on a supplemental basis. Please provide us the support for the following:

- that the mutual exclusivity agreement between Ashford Inc. and Remington is "potentially lucrative for Ashford insiders;"
- that the same agreement "could impede [Ashford Inc.'s] ability to attract third-party clients and depress shareholder value;" and,
- that the external management structure proposed by AHT is "controversial."

5. Revise your disclosure to explain how the advisory agreement between Ashford Inc. and AHT "asks AHT to bear the brunt of the risk created" by certain management decisions.

6. Revise your disclosure to expand the description of the relationship among AHT, Ashford Inc., Ashford Prime and Ashford Advisors.

7. Describe here the "preliminary data on externally-advised Prime" that you reference.

8. Provide us support for your statement that "early predictions that Prime may see a suppressed valuation due to its externally-managed structure appear to be borne out." Also, revise the disclosure to clarify its relevance to AHT.

9. Revise your disclosure to describe the "sharp restrictions on shareholder rights contemplated for Ashford Inc."

10. Clarify under section I which proposals in a future special meeting would be binding on the AHT board of directors and which proposals would not be binding.

11. In the same section I, clarify which provisions proposed by Ashford Inc. are currently included in AHT's organizational documents explicitly or by operation of Maryland law.

12. Provide us supplemental support for the Green Street Advisors report referenced in section I.

13. Provide us support for the disclosure in each of the first three sentences in the second paragraph in section II.

14. Provide us support for the disclosure in the third and fourth sentences in the first paragraph in section III.

15. With a view toward revised disclosure, please explain to us the inclusion of the word "link" in parenthesis under the caption "Remove change-in-control termination fees" in section III.

16. We note your reference to AHT's bylaws in section IV. It appears that the bylaw you reference (Article 1, Section 3) does not provide security holders the right to call a special meeting, per our review of the company's bylaws filed on November 12, 2010. That filing includes such rights in Article I, Section 11. Revise as necessary.

17.   On a related note, it appears that a special meeting may be called "upon the written request of the holders of common stock entitled to cast not less than 25% of all votes entitled to be cast at such meeting." Your disclosure appears to require consents from holders of a majority of the votes entitled to be cast at such meeting. Revise.

18.   On a related note, disclose the starting date for your solicitation and a deadline, if there is one.

19.   Revise your disclosure relating to the proposed resolutions to be presented a future special meeting of AHT security holders pursuant to this consent solicitation numbered 2, 3, 4, 6, 7 and 8 to describe what legal authority security holders of AHT will have with respect to corporate matters relating to Ashford Inc.

20.   Revise proposed resolution 5 to highlight that the proposal would directly affect AHT, not Ashford Inc. Additionally, to the extent the company's bylaws filed on November 12, 2010 are currently valid (see above), it appears that this proposal would not achieve any change for AHT security holders. Please advise or revise.

Additional Information

21.   Please tell us the purpose of the disclosure in this section. To the extent you included it in reliance on Rule 14a-5(c), note that the rule is limited to other soliciting materials "in connection with the same meeting or subject matter."

Form Proxy Card

22.   Please mark the form of proxy card as preliminary. Refer to Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions